FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence Japan approval for treatment-naïve CLL

28 December 2022 07:05 GMT

Calquence approved in Japan for adults with treatment-naïve chronic lymphocytic leukaemia

Calquence significantly increased the time patients lived without disease progression or death vs. chemoimmunotherapy

AstraZeneca's Calquence (acalabrutinib), a selective Bruton's tyrosine kinase (BTK) inhibitor, has been approved in Japan for the treatment of adult patients with treatment-naïve chronic lymphocytic leukaemia (CLL) (including small lymphocytic lymphoma [SLL]). Calquence was previously approved in Japan for the treatment of adults with relapsed or refractory CLL.

The approval by the Japanese Ministry of Health, Labour and Welfare (MHLW) was based on positive results from two clinical trials, including the ELEVATE-TN Phase III trial in adults with treatment-naïve CLL. This trial showed that Calquence combined with obinutuzumab or as monotherapy demonstrated a significantly improved progression-free survival (PFS) when compared with the chemotherapy-based combination of chlorambucil and obinutuzumab.1,2 Data from the interim analysis of ELEVATE-TN was published in The Lancet in 2020.2 Additionally, a Phase I trial in treatment-naïve Japanese patients with CLL was also submitted to MHLW supporting the approval, with the trial showing an overall response rate of 88.9% (95% CI: 63.2, 98.8%) for Calquence alone and 100% (95% CI: 66.4, 100%) for Calquence combined with obinutuzumab.

CLL is the most prevalent type of adult leukaemia across the globe but is considered a rare disease in Japan and East Asia, with fewer than one person newly diagnosed per 100,000 persons per year across Japan.3-5

Koji Izutsu, MD, PhD, Department Head, Department of Hematology, National Cancer Center Hospital, Tokyo, Japan, said: "Results from ELEVATE-TN and our local Japanese trial confirm that Calquence provides a significant improvement in progression-free survival compared with chemotherapy-based combination of chlorambucil and obinutuzumab for patients with treatment-naïve chronic lymphocytic leukaemia. Today's approval marks great progress for physicians and patients in Japan, as they can now be treated with Calquence earlier in their treatment journey."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "The approval of Calquence in Japan for those with treatment-naïve chronic lymphocytic leukaemia now offers more patients a next-generation Bruton's tyrosine kinase inhibitor that has proven longer-term efficacy and tolerability compared to standards of care. With this approval, people living with chronic lymphocytic leukaemia in Japan can now potentially benefit from our medicine in an earlier setting."

Updated results of the ELEVATE-TN Phase III trial after a median follow-up of approximately five years were presented earlier this year. These results showed that Calquence maintained a statistically significant PFS benefit versus chlorambucil plus obinutuzumab, and a safety and tolerability profile consistent with the known profile for Calquence. At a median follow-up of 58.2 months, Calquence plus obinutuzumab reduced the risk of disease progression or death by 89% (based on a hazard ratio [HR] of 0.11, 95% confidence interval [CI] 0.07-0.16) and as a monotherapy by 79% (based on a HR of 0.21, 95% CI 0.15-0.30), compared with chlorambucil plus obinutuzumab.1

Calquence is approved for the treatment of CLL and SLL in the US and is approved for the treatment of CLL in the EU and in several other countries worldwide in the treatment-naïve and relapsed or refractory settings. Calquence is also approved in the US and several other countries for the treatment of adult patients with mantle cell lymphoma (MCL) who have received at least one prior therapy. Calquence is not currently approved for the treatment of MCL in Japan or the EU.

Notes

CLL
CLL is the most prevalent type of leukaemia in adults, with over 100,000 new cases globally in 2019, but is considered a rare disease in Japan and East Asia, with fewer than one person newly diagnosed per 100,000 persons per year across Japan.3-5 Although some people with CLL may not experience any symptoms at diagnosis, others may experience symptoms, such as weakness, fatigue, weight loss, chills, fever, night sweats, swollen lymph nodes and abdominal pain.6

In CLL, there is an accumulation of abnormal lymphocytes within the bone marrow. As the number of abnormal cells increases, there is less room within the marrow for the production of normal white blood cells, red blood cells and platelets.7 This could result in anaemia, infection and bleeding. B-cell receptor signalling through BTK is one of the essential growth pathways for CLL.

ELEVATE-TN
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence alone or in combination with obinutuzumab versus chlorambucil in combination with obinutuzumab in previously untreated patients with CLL. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg twice daily until disease progression) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg twice daily until disease progression).8

The primary endpoint was PFS in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint was IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints included overall response rate, time to next treatment, overall survival and investigator assessed PFS. After interim analysis, assessments were by investigator only.8

Initial results from the ELEVATE-TN Phase III trial were presented in December 2019 at the American Society of Hematology Annual Meeting and Exhibition. The trial met its primary endpoint (IRC-assessed PFS with Calquence plus obinutuzumab versus chlorambucil plus obinutuzumab) at the data cut-off for the interim analysis after a median follow-up of 28.3 months. The findings, along with previously reported data from the ASCEND Phase III trial in relapsed or refractory CLL, supported the approvals of Calquence by the US FDA and the Australian Therapeutic Goods Administration for the treatment of adult patients with CLL or SLL and by the European Medicines Agency (EMA) and Health Canada for CLL.

Calquence
Calquence (acalabrutinib) is a next-generation, selective inhibitor of BTK. Calquence binds covalently to BTK, thereby inhibiting its activity.9 In B cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis and adhesion.

Calquence is approved for the treatment of CLL and SLL in the US, approved for CLL in the EU and many other countries worldwide and approved in Japan for relapsed or refractory CLL and SLL.

In the US and several other countries, Calquence is also approved for the treatment of adult patients with MCL who have received at least one prior therapy. The US MCL indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials. Calquence is not currently approved for the treatment of MCL in Europe or Japan.

As part of an extensive clinical development programme, AstraZeneca and Acerta Pharma are currently evaluating Calquence in more than 20 company-sponsored clinical trials. Calquence is being evaluated for the treatment of multiple B-cell blood cancers, including CLL, MCL, diffuse large B-cell lymphoma, Waldenström's macroglobulinaemia, marginal zone lymphoma and other haematologic malignancies.

AstraZeneca in haematology
AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion's pioneering legacy in complement science to provide innovative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease.

By targeting haematologic conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.  Sharman JP, Egyed M, Jurczak W, et al. Acalabrutinib ± Obinutuzumab vs Obinutuzumab + Chlorambucil in Treatment-Naïve Chronic Lymphocytic Leukemia: 5-Year Follow-up of ELEVATE-TN [abstract and poster]. Presented at: American Society for Clinical Oncology (ASCO) Annual Meeting; June 3-7, 2022. Abstract ID: 7539.

2.  Sharman JP, Egyed M, Jurczak W, et al. Acalabrutinib with or without obinutuzumab versus chlorambucil and obinutuzumab for treatment-naive chronic lymphocytic leukaemia (ELEVATE-TN): a randomized, controlled, phase 3 trial. Lancet. 2020;395:1278-1291. doi:10.1182/blood-2019-128404.
3.  Yao Y, Lin X, Li F, et al. The global burden and attributable risk factors of chronic lymphocytic leukemia in 204 countries and territories from 1990 to 2019: analysis based on the global burden of disease study 2019. Biomed Eng Online. 2022;1: 4. doi: 10.1186/s12938-021-00973-6.
4.  Mahlich J, Okamoto S, Tsubota A. Cost of Illness of Japanese Patients with Chronic Lymphocytic Leukemia (CLL), and Budget Impact of the Market Introduction of Ibrutinib. Pharmacoecon Open. 2017;1(3):195-202. doi:10.1007/s41669-017-0024-5.
5.  National Cancer Institute Cancer Information Service. Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma. Available at: https://ganjoho.jp/public/cancer/CLL/index.html. Accessed November 2022.
6.  American Cancer Society. Signs and Symptoms of Chronic Lymphocytic Leukemia. Accessed online. Accessed November 2022.
7.  National Cancer Institute. Chronic lymphocytic leukemia treatment (PDQ®)-Patient version. Accessed online. Accessed November 2022.
8.  ClinicalTrials.gov. ELEVATE CLL TN: Study of Obinutuzumab + Chlorambucil, Acalabrutinib (ACP-196) + Obinutuzumab, and Acalabrutinib in Subjects With Previously Untreated CLL. NCT identifier: NCT02475681. https://clinicaltrials.gov/ct2/show/NCT02475681. Accessed November 2022.
9.  Wu J, Zhang M, Liu D. Acalabrutinib (ACP-196): a selective second-generation BTK inhibitor. J Hematol Oncol. 2016;9(21).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary